June 10, 2014

Via EDGAR Submission

Securities and Exchange Commission

Division of Corporate Finance

100 F St., N.E.

Washington, D.C. 20549

Attention:	Mara L. Ransom
Scott Anderegg
Dietrich King

Re:	Abengoa Yield plc
Registration Statement on Form F-1
File No. 333-194970

Ladies and Gentlemen:

In connection with the proposed offering of the above-captioned securities, we wish to advise you that we, as a representative of the underwriters, hereby join with Abengoa Yield plc’s request that the effective date of the above-captioned Registration Statement be accelerated so that the same will become effective on June 12, 2014 at 4:00 p.m., Eastern Standard Time, or as soon as practicable thereafter.

The following is supplemental information supplied under Rule 418(a)(7) and Rule 460 under the Securities Act of 1933:

(i) Date of preliminary prospectus: June 2, 2014

(ii) Approximate dates of distribution: June 2, 2014 to the date hereof

(iii) Number of prospective underwriters and dealers to whom the preliminary prospectus was furnished: 6

(iv) Number of prospectuses so distributed: 1,544

(v) Compliance with Rule 15c2-8 under the Securities Exchange Act of 1934: Included in Master Agreement Among Underwriters of Citigroup Global Markets Inc.

Very truly yours,

By:	Citigroup Global Markets Inc.

By:	/s/ Eric Wooley
Name:	Eric Wooley
Title:	Director

By:	Merrill Lynch, Pierce, Fenner & Smith Incorporated

By:	/s/ Partho Sanyal
Name:	Partho Sanyal
Title:	Managing Director